EXHIBIT (10)(ii)

AMENDMENT TO

EMPLOYMENT AGREEMENT

This Agreement ("Agreement") is entered into this 3rd day of December, 2007, by and between CTS Corporation, an Indiana corporation (the "Company"), and Vinod M. Khilnani ("Executive").

RECITALS

WHEREAS, the Company and Executive entered into that certain Employment Agreement as of July 2nd, 2007 (the "Employment Agreement"); and

WHEREAS, the Company and Executive wish to amend the Employment Agreement to comply with Section 409A of the Internal Revenue Code, as amended.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree that the Employment Agreement is amended as follows, effective as of the date first written above:

AMENDMENT

1. Section 3(e) of the Employment Agreement is amended in its entirety to read as follows:

> (e) Termination by CTS. If during the Term, CTS terminates Executive's employment for any reason other than Cause, as set forth in Section 3(d) above, then CTS agrees to pay Severance Benefits to Executive. Severance Benefits means two times the sum of (i) Executive's base salary in effect at the time of termination of employment and (ii) an amount equal to Executive's target annual incentive compensation for the calendar year ending prior to the date of termination of employment under this subparagraph. Severance Benefits will be paid in a single lump sum cash payment as soon as practicable but not more than 90 days after the date of Executive's "separation from service" within the meaning of Section 409A; provided, however, that if Executive is a "specified employee" as defined in Section 409A, such payment shall be paid on the earlier of (a) the first day of the seventh month following the date of Executive's separation from service or (b) the Executive's death.

2. Section 3 of the Employment Agreement is amended by adding a new subsection (g) thereto to read as follows:

> (g) Termination of Employment. For purposes of this Agreement, Executive will not be considered to have a termination of employment unless the termination qualifies as a "separation from service" within the meaning of Section 409A.

3. The fourth sentence of Section 6 of the Employment Agreement is amended in its entirety to read as follows:

> Executive shall not be eligible for benefits under CTS' Severance Pay-Exempt Salaried Employees Policy or any successor policy.

4. Except as provided herein, the Employment Agreement remains in full force and effect.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement as of the date first written above.

CTS CORPORATION

By: */s/ Roger R. Hemminghaus*
_____
Roger R. Hemminghaus
Title: Chairman of the Board

/s/ Vinod M. Khilnani
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Executive: Vinod M. Khilnani